March 12, 2014

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:       Mr. James Allegretto

Re:          Pier 1 Imports, Inc.
Form 10-K for the Fiscal Year Ended March 2, 2013
Filed April 30, 2013
File No. 001-07832

Ladies and Gentlemen:

On behalf of Pier 1 Imports, Inc. (the "Company"), the following are responses to the comments of the staff of the Securities and Exchange Commission's Division of Corporation Finance (the "Staff") received by letter dated February 28, 2014, with respect to the Form 10-K for the fiscal year ended March 2, 2013, filed on April 30, 2013.  The Staff's comments and the Company's responses thereto are set forth below.

Form 10-K for the Fiscal Year Ended March 2, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Overview of Business, page 19

1.
We note that your online sales are included within your comparable store sales to the extent they are picked-up at the store. Please confirm that orders placed online but not picked-up at the store are excluded from comparable store sales. Please also tell us your basis for inclusion of such online-originated sales in comparable stores sales. In explaining your basis, please advise whether the prices, margins or type of products ordered online differ from products available in-store. Please tell us the total amount of online sales and how much of that total is picked-up at the stores. If material, please tell us what consideration you gave to providing a breakout of your comparable store sales both with and without online-originated sales. On a related matter, please provide more detail on what you consider “significant” when describing the criteria for inclusion/exclusion in/from same store sales.

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 12, 2014

Response
In the Company’s Form 10-K for the fiscal year ended March 2, 2013, all sales ordered online and picked up at a Company store were included within the comparable store sales, and all sales that were ordered online, but shipped directly to the customer were excluded from comparable store sales.

The Company began including sales ordered online and picked up at a store in its comparable stores sales in fiscal 2012 (twelve month period ended February 25, 2012) upon the launch of this functionality on its e-Commerce site.  At the time of launch, the option to pick up merchandise at the store provided the customer the option to place the merchandise on "hold" at the store, and upon arriving at the store, the sales transaction would be completed through the store's point of sale system.  As a result, the sales were included in the store's sales.  During fiscal 2013 (twelve month period ended March 2, 2013), the Company added functionality to its e-Commerce website requiring online payment for store pick-up sales.  This eliminated the sales transaction on the store's point of sale system at the time of pick up.  The Company believes that the store pick-up option provides customers the convenience of shopping at home with the ability to pick up merchandise at the store of their choice.

The merchandise available for store pick-up during fiscal 2012 and fiscal 2013 was, and currently is the same merchandise available for sale in the stores’ inventory.  The merchandise picked up in stores was and is generally sold at the same retail price and provided/provides the same margin as merchandise sold in stores.  While the Company does offer certain merchandise only through its e-Commerce website, this online-only merchandise is only shipped directly to the customer and is not available for store pick-up.  Given these factors, the Company believes that online sales picked up in a store are appropriately included as a component of comparable store sales.

In fiscal 2013, the Company’s online net sales (including both direct-to-customer and store pick-up) accounted for less than 1% of its total net sales with store pick-up accounting for approximately 25% of its online net sales and less than 0.25% of its total net sales.  The Company did not and does not believe that the sales originated online and picked up in a store were material such that separate disclosure would be warranted.  The Company did not give significant consideration to providing same stores sales with and without the online sales with store pick-up because online net sales were not material for fiscal 2013.

When determining whether remodeled or relocated stores should be included or excluded from comparable store sales, the Company considers several factors including: (1) the total change in retail square footage for a store, and (2) whether or not there was a significant overlap or gap between the closing and reopening of a store.  When evaluating the change in store size, the Company generally considers any change greater than approximately 10% of retail square footage to be significant.  The Company also evaluates the amount of time a store was closed and generally considers a gap greater than 21 days to be significant.  If a store met either one of these criteria, the Company generally would not include it in comparable store sales, as the change was deemed significant.

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 12, 2014

2.	With a view toward future discussion, please explain to us the reason(s) for the increase in the sales per average retail square foot.

Response
The Company has discussed its sales per average retail square foot in its filings because the Company believes this metric provides the user of the financial statements with a valuable measure of the Company’s utilization of its stores to drive sales.  In future filings, beginning with the Form 10-K for the fiscal year ended March 1, 2014, the Company will include a discussion of the qualitative factors that drive the change in sales per average retail square foot.  During fiscal 2013, this change was predominantly driven by the Company’s comparable store sales increase, which was the result of improved store traffic and average ticket.

Net Sales, page 20

3.	Please tell us the effect of the 53rd week of fiscal 2013 apart from the decrease due to closed stores with a view toward presenting this information for 2013 in future filings.

Response
The effect of the 53rd week of fiscal 2013 on comparable store sales was $27,178,000, and was included within the line “Other sales, including closed stores” on the Net Sales table on page 20, which shows the components of incremental sales growth.  The effect of the 53rd week on new stores opened during fiscal 2013 and stores opened during fiscal 2012 was included in those respective line items.  In future filings, beginning with the Form 10-K for the fiscal year ending March 1, 2014, the Company will present the effect of the 53rd week of fiscal 2013 in a manner that is similar to the following:

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 12, 2014

Net sales during fiscal 2013 were $1.705 billion for the 53-week period, an increase of 11.2%, from $1.534 billion for the prior fiscal year.  The increase in sales for the fiscal year was comprised of the following components (in thousands):

Net Sales

Net sales for fiscal 2012	$1,533,611
Incremental sales growth (decline) from:
New stores opened during fiscal 2013 (1)	31,093
Stores opened during fiscal 2012	13,511
Comparable stores (2)	112,077
Comparable stores for the 53rd week of fiscal 2013	27,178
Other, including closed stores	(12,585)
Net sales for fiscal 2013	$1,704,885

(1) Includes direct-to-consumer sales.
(2) Includes orders placed online for store pick-up, and excludes sales at comparable stores during the 53rd week.

Operating Expenses and Depreciation, page 21

4.	Please discuss the reason(s) for the absolute as well as relative-to-sales increases in selling, general and administrative expenses.

Response
In future filings, beginning with the Form 10-K for the fiscal year ended March 1, 2014, the Company will include a discussion of the absolute as well as relative-to-sales increases or decreases in selling, general and administrative expenses.  In order to demonstrate a revised disclosure similar to the disclosure that will be provided in future filings, the following is a revised analysis of selling, general and administrative expenses in the MD&A discussion of the Form 10-K for the fiscal year ended March 2, 2013.

“Selling, general and administrative expenses were $513.1 million in fiscal 2013, compared to $475.2 million in fiscal 2012, an increase of $37.9 million.  This increase is largely the result of increases in variable store costs including store payroll and marketing.  The increases in store payroll and marketing were to support higher sales volume and increased store traffic.  As a percentage of sales, selling, general and administrative expenses were 30.1% of sales in fiscal 2013, compared to 31.0% of sales in fiscal 2012.  The 90 basis point improvement was due to the leveraging of store payroll and fixed expenses, and was slightly offset by increases in marketing expense as a percent of sales.”

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 12, 2014

Cash Flows from Investing Activities, page 25

5.
Please tell us the nature of capital expenditures related to e-Commerce technology initiatives. We assume the infrastructure initiatives relate solely to the build-out of the e-Commerce fulfillment space located in a distribution center. If our assumption is incorrect, please clarify it.

Response
The Company’s capital expenditures related to e-Commerce technology initiatives during fiscal 2013 included capitalized software costs and computer hardware supporting the Company’s website and operations.  The Company’s infrastructure initiatives referenced at the bottom of page 25 do not relate to the build-out of the e-Commerce fulfillment space located in a distribution center, but relate to other core business technology needs including items such as security cameras and network servers.  The expenditures for the build-out of the e-Commerce fulfillment space included such costs as construction, handling equipment, computers and the fixtures needed to operate its fulfillment center.

Item 8. Financial Statements and Supplementary Data, page 32

Consolidated Statements of Comprehensive Income

6.
Please tell us your consideration of disclosing in the notes to the financial statements the gross changes, along with the related tax expense or benefit, of each classification of other comprehensive income. Refer to ASC 220-10-45-12 and 220-10-45-17.  Please also reconcile the change in cumulative other comprehensive loss on page 46 to the amount reported as pension adjustments for the year ended March 2, 2013 on page 34 or explain why they cannot be reconciled.

Response
The Company considered the guidance in ASC 220-10-45-12 and 220-10-45-17.  This guidance states, “An entity shall present the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, in the statement in which those components are presented or disclose it in the notes to the financial statements.”  However, the Company assessed the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, and determined the amounts to be immaterial as they were less than $500,000 each.  Therefore, the disclosure was not included.  Please refer to the table below for the gross changes, along with the related tax expense or benefit, of each classification of other comprehensive income for the period ended March 2, 2013 (dollars in thousands):

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 12, 2014

	Gross change	Tax expense or benefit	Net change
Foreign currency translation adjustments	($1,173)	$255	($918)
Pension adjustments	$1,010	($447)	$563

In future filings, beginning with the Form 10-K for the year ending March 1, 2014, the Company will disclose the gross changes, along with the related tax expense or benefit, of each classification of other comprehensive income.

The Company acknowledges a difference exists between the change in cumulative other comprehensive loss on page 46 and the amount reported as pension adjustments on page 34.  The disclosures on page 46 relate to the Company’s supplemental retirement plans.  The Company also provides certain of its executive officers access to a lifetime medical insurance plan, which was deemed immaterial for disclosure in the Company’s financial statements as the total liability for this retiree medical insurance plan was approximately $1.9 million, or less than 1% of total liabilities, at the end of fiscal year 2013.  A portion of the change in cumulative other comprehensive loss on page 34 pertains to this medical insurance plan; however, as noted above, the Company excluded it from the footnote on page 46.   Please refer to the reconciliation below (dollars in thousands):

Change in cumulative other comprehensive loss: Supplemental retirement plans on page 46 (difference between fiscal year 2012 amount and fiscal year 2013 amount: $2,923 - $2,681 = $242)	$242
Change in cumulative other comprehensive loss: Medical insurance plan (not disclosed on page 46)	$321
Total: Pension adjustments on page 34	$563

Note 6 – Matters Concerning Shareholders’ Equity

Stock option grants, page 49

7.
We note the total intrinsic value of options exercised during 2013 was $13.4 million. Please advise whether such exercises gave rise to excess tax benefit as defined in ASC 718-740-35-3. If so, please tell us your consideration of ASC 718-740-45-2 and ASC 718-20-55-24.

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 12, 2014

Response
Yes, these option exercises gave rise to excess tax benefits as defined in ASC 718-740-45-3 of $4.8 million during fiscal 2013.  The Company considered the guidance in ASC 718-740-45-2 and verified that the excess tax benefits determined pursuant to paragraph 718-740-35-3 resulted only from a change in the fair value of the Company’s shares between the measurement date for accounting purposes and the later measurement date for tax purposes.  The Company also considered the guidance in ASC 718-20-55-24 when preparing the Consolidated Statements of Cash Flows and classified the excess tax benefits as both a cash inflow from financing activities in the line item “Proceeds from stock options exercised, stock purchase plan, and other, net” and a cash outflow from operating activities in the line item “Accrued income taxes payable, net of payments.”  In future filings, beginning with the Form 10-K for the year ending March 1, 2014, the Company will separately disclose the excess tax benefits in both the financing activities and operating activities sections of the Consolidated Statements of Cash Flows.

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Pier 1 Imports, Inc.
Commission File No. 001-07832
March 12, 2014

We acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss our response.  Please contact Darla Ramirez at (817) 252-8489 if you have any questions regarding our response.

Sincerely,
Pier 1 Imports, Inc.

By: /s/ Charles H. Turner
Charles H. Turner, Senior Executive Vice President and
Chief Financial Officer